Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-159137-99
December 1, 2009
OTTER TAIL CORPORATION
Pricing Term Sheet
$100,000,000 9.000% Notes due 2016

Issuer:	Otter Tail Corporation

Size:	$100,000,000

Maturity:	December 15, 2016

Coupon (Interest Rate):	9.000%

Yield to Maturity:	9.000%

Spread to Benchmark Treasury:	T+628.7 bps

Benchmark Treasury:	2.750% due November 30, 2016

Benchmark Treasury Price and Yield:	$100-07+ / 2.713%

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2010

Redemption Provision:	T+50 bps

Price to Public:	99.994%

Settlement Date:	T+3; December 4, 2009

CUSIP / ISIN	689648AR4 / US689648AR49

Ratings*:	Ba1 by Moody’s Investors Service, Inc. BB+ by Standard & Poor’s Ratings Services BBB- Fitch Ratings, Inc.

Joint Book-Running Managers	Banc of America Securities LLC J.P. Morgan Securities Inc.

Lead Manager	U.S. Bancorp Investments, Inc.

Co-Managers	BNP Paribas Securities Corp. KeyBanc Capital Markets Inc. Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Banc of America Securities LLC and J.P. Morgan Securities Inc. can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com or by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533.